FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

HSBC HOLDINGS PLC

8 December 2016

Notification of Transactions of Persons Discharging Managerial Responsibilities ("PDMRs") and persons closely associated with the PDMRs

The following acquisitions relating to dividends of US$0.50 ordinary shares (the "Shares") were made on 6 December 2016:

Directors
Name	Price per Share / ADS1	Shares acquired
Kathleen Casey	US$38.11351	23 American Depositary Shares1 (representing 115 ordinary shares of US$0.50 each)
Henri de Castries	US$7.6227	209
Douglas Flint	£6.4443	64
Stuart Gulliver	US$7.6227	41,853
Sam Laidlaw	US$7.6227	511
Iain Mackay	US$7.6227	19,334
Heidi Miller	US$38.11351	10 American Depositary Shares1 (representing 50 ordinary shares of US$0.50 each)
Marc Moses	US$7.6227	23,336
Jackson Tai	US$38.11351	16 American Depositary Shares1 (representing 80 ordinary shares of US$0.50 each)

Other PDMRs
Name	Price per Share	Shares acquired
Samir Assaf	US$7.6227	26,391
Peter Boyles	US$7.6227 £6.4443	6,684 2,244
Patrick Burke	US$7.6227 £6.4443	6,179 1,593
John Flint	US$7.6227	8,296
Andy Maguire	US$7.6227	2,984
Paulo Maia2	US$7.6227 £6.4443 £6.4955	3,048 1,832 5
Noel Quinn	US$7.6227	4,628
Antonio Simoes	US$7.6227	4,860
Peter Wong	US$7.6227 £6.4443	17,037 9,549

Persons closely associated ("CAP") with the PDMR
Name	Price per Share	Shares acquired
Camay Wong (CAP of Peter Wong)	US$7.6227	298
1American Depositary Shares ('ADS') are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares. ADS are traded in New York.
2 Paulo Maia acquired one additional ordinary share at a price of £5.7793 on 28 September 2016 as a result of accrued residual dividend amounts.
The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.
1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Kathleen Casey

2 - Reason for the notification
Position/status		Non-executive Director

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39

Legal Entity Identifier code
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2016-12-06	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each	GB0005405286	Outside a trading venue		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$38.11	23	$876.61
		Aggregated	$38.114	23	$876.61

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person			Henri de Castries

2 - Reason for the notification
Position/status			Non-executive Director

Initial notification/amendment			Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39

Legal Entity Identifier code
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2016-12-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.62	209	$1,593.14
		Aggregated	$7.623	209	$1,593.14

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person			Douglas Flint

2 - Reason for the notification
Position/status			Group Chairman

Initial notification/amendment			Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39

Legal Entity Identifier code
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2016-12-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.44	64	£412.44
		Aggregated	£6.444	64	£412.44

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person			Stuart Gulliver

2 - Reason for the notification
Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39

Legal Entity Identifier code
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2016-12-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.62	41,853	$319,032.86
		Aggregated	$7.623	41,853	$319,032.86

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person			Sam Laidlaw

2 - Reason for the notification
Position/status			Non-executive Director

Initial notification/amendment			Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39

Legal Entity Identifier code
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2016-12-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.62	511	$3,895.20
		Aggregated	$7.623	511	$3,895.20

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person			Iain Mackay

2 - Reason for the notification
Position/status			Group Finance Director

Initial notification/amendment			Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39

Legal Entity Identifier code
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2016-12-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.62	19,334	$147,377.28
		Aggregated	$7.623	19,334	$147,377.28

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Heidi Miller

2 - Reason for the notification
Position/status		Non-executive Director

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2016-12-06	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each.	GB0005405286	Outside a trading venue		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$38.11	10	$381.14
		Aggregated	$38.114	10	$381.14

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person			Marc Moses

2 - Reason for the notification
Position/status			Group Chief Risk Officer

Initial notification/amendment			Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39

Legal Entity Identifier code
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2016-12-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.62	23,336	$177,883.33
		Aggregated	$7.623	23,336	$177,883.33

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Jackson Tai

2 - Reason for the notification
Position/status		Non-executive Director

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39

Legal Entity Identifier code
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2016-12-06	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each.	GB0005405286	Outside a trading venue		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$38.11	16	$609.82
		Aggregated	$38.114	16	$609.82

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person			Samir Assaf

2 - Reason for the notification
Position/status			Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39

Legal Entity Identifier code
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2016-12-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.62	26,391	$201,170.68
		Aggregated	$7.623	26,391	$201,170.68

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person			Peter Boyles

2 - Reason for the notification
Position/status			Chief Executive of Global Private Banking

Initial notification/amendment			Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity				HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39

Legal Entity Identifier code
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2016-12-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.44	2,244	£14,461.01
		Aggregated	£6.444	2,244	£14,461.01

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2016-12-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.62	6,684	$50,950.13
		Aggregated	$7.623	6,684	$50,950.13

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person			Patrick Burke

2 - Reason for the notification
Position/status			President and Chief Executive of HSBC US

Initial notification/amendment			Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39

Legal Entity Identifier code
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2016-12-06	Ordinary shares of US$0.50 each	GB0005405286		London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.44	1,593	£10,265.77
		Aggregated	£6.444	1,593	£10,265.77

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2016-12-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.62	6,179	$47,100.66
		Aggregated	$7.623	6,179	$47,100.66

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person			John Flint

2 - Reason for the notification
Position/status			Chief Executive, Retail Banking and Wealth Management

Initial notification/amendment			Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39

Legal Entity Identifier code
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2016-12-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD -United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.62	8,296	$63,237.92
		Aggregated	$7.623	8,296	$63,237.92

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Andy Maguire

2 - Reason for the notification
Position/status		Group Chief Operating Officer

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39

Legal Entity Identifier code
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-12-06	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.62	2,984	$22,746.14
		Aggregated	$7.623	2,984	$22,746.14

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Paulo Maia

2 - Reason for the notification
Position/status		Chief Executive, Latin America

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39

Legal Entity Identifier code
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-12-06	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.44	1,832	£11,805.96
			£6.50	5	£32.48
		Aggregated	£6.444	1,837	£11,838.44

Date of Transaction	Financial Instrument	Identification Code		Place of Transaction	Currency
2016-12-06	Ordinary shares of US$0.50 each	GB0005405286		London Stock Exchange, Main Market (XLON)	USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.62	3,048	$23,233.99
		Aggregated	$7.623	3,048	$23,233.99

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Paulo Maia

2 - Reason for the notification
Position/status		Chief Executive, Latin America

Initial notification/amendment		Amendment Reference 00004628 Paulo Maia acquired one additional ordinary share as a result of accrued residual dividend amounts
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39

Legal Entity Identifier code
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2016-09-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£5.78	5	£28.90
		Aggregated	£5.779	5	£28.90

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Noel Quinn

2 - Reason for the notification
Position/status		Chief Executive, Global Commercial Banking

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39

Legal Entity Identifier code
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-12-06	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.62	4,628	$35,277.86
		Aggregated	$7.623	4,628	$35,277.86

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Antonio Simoes

2 - Reason for the notification
Position/status		Chief Executive, HSBC Bank plc

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39

Legal Entity Identifier code
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-12-06	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.62	4,860	$37,046.32
		Aggregated	$7.623	4,860	$37,046.32

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Peter Wong

2 - Reason for the notification
Position/status	Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment	Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39

Legal Entity Identifier code
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2016-12-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition	Price	Volume	Total
£6.44	9,549	£61,536.62
Aggregated	£6.444	9,549	£61,536.62

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2016-12-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	USD - United States Dollar
Nature of Transaction: Acquisition	Price	Volume	Total
$7.62	17,037	$129,867.94
Aggregated	$7.623	17,037	$129,867.94

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Camay Wong

2 - Reason for the notification
Position/status		Closely associated person of Peter Wong, Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39

Legal Entity Identifier code
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-12-06	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.62	298	$2,271.56
		Aggregated	$7.623	298	$2,271.56

For any queries related to this notification please contact:
Lauren Brown
Shareholder Services Team
020 7992 376

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 08 December 2016